UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For January 24, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Technology Announces Change of Chief Financial Officer and Company Secretary
     HONG KONG, January 24, 2007 / China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that Mr. Michael Siu Kin Wai resigned as Chief Financial Officer and Company Secretary and Mr. Yibing Zhang was appointed the Chief Financial Officer and Company Secretary of the Company, effective from January 5, 2007, pursuant to a board resolution passed on December 23, 2006.
     “As a finance professional, Mr. Zhang is a valuable member of our executive management team with a proven track record. I hope that he will continue to apply his extensive knowledge and experience in finance to further enhance the financial management and corporate governance of the Company,” said Mr. Changshan Zhao, Chairman of the Board, “We are pleased to have him taking up the new roles. On behalf of the Company, I would like to welcome Mr. Zhang to be our new Chief Financial Officer and Company Secretary.”
     Mr. Zhang joined the Company as Vice President in April, 2006. He has more than 18 years of treasury and corporate finance experiences. Prior to joining CTDC, Mr. Zhang was the Vice President of the largest IT product s distributor and IT service provider in China, Digital China Holdings Limited (HKSE Code: 0861), a subsidiary of Legend Holdings Company, a renowned investment holding company in China. He also served as a director of the board of China Everbright Financial Holdings Limited. He obtained his bachelors degree in 1987 from Beijing Foreign Studies University and joined Bank of China’s Headquarters in Beijing upon graduation.
About CTDC:

CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure:

This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: January 24, 2007
By: /s/ Alan Li
Name:	Alan Li
Title:	Executive Director, Chief Executive Officer